UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 16, 2017 titled “Arcos Dorados Holdings Inc. Announces Commencement Of Tender Offer For Up To U.S.$80 Million Of Its 6.625% Senior Notes Due 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 16, 2017

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR UP TO U.S.$80 MILLION OF ITS 6.625% SENIOR NOTES DUE 2023

Montevideo, Uruguay, March 16, 2017 – Arcos Dorados Holdings Inc. (the “Company”) today announced that it has commenced a cash tender offer (the “Offer”) to purchase up to $80 million aggregate principal amount (such amount, as the same may be increased in the sole discretion of the Company, the “Maximum Tender Amount”) of its outstanding 6.625% Senior Notes due 2023 (the “Notes”). The complete terms and conditions of the Offer are set forth in the offer to purchase dated March 16, 2017 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. Certain information related to the Notes and the Offer is listed in the table below.

Security Description	ISIN Number	CUSIP Number	Principal Amount Outstanding	Maximum Tender Amount	Purchase Price(1)	Early Tender Payment	Total Consideration(2)
6.625% Senior Notes due 2023	US03965UAB61 (144A) and USG0457FAD99 (Regulation S)	03965UAB6 (144A) and G0457FAD9 (Regulation S)	U.S.$393,767,000	U.S.$80,000,000	U.S.$1,040	U.S.$30	U.S.$1,070

(1)         The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn after the Early Tender Time and at or prior to the Expiration Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

(2)       The Purchase Price plus the Early Tender Payment to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

Subject to the Maximum Tender Amount and the other terms and conditions described in the Offer to Purchase, the Offer is scheduled to expire at 11:59 p.m., New York City time, on April 12, 2017 (the “Expiration Time”), unless extended by the Company. The total consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on March 29, 2017 (the “Early Tender Time”) and accepted pursuant to the Offer will be U.S.$1,070 (the “Total Consideration”). The Total Consideration includes an early tender payment of U.S.$30 per U.S.$1,000 principal amount of Notes (the “Early Tender Payment”). The Early Tender Payment is payable only to holders who validly tender their Notes at or prior to the Early Tender Time, if such Notes are accepted pursuant to the Offer. Holders who tender their Notes after the Early Tender Time and at or prior to the Expiration Time will be entitled to receive the Total Consideration minus the Early Tender Payment (the “Purchase Price”), if such Notes are accepted for purchase.

If the aggregate principal amount of Notes tendered exceeds the Maximum Tender Amount, the acceptance of any tendered Notes will be subject to proration, as described in the Offer to Purchase.

The Company, subject to the Maximum Tender Amount and the terms and conditions described in the Offer to Purchase, will pay (i) the Total Consideration, plus accrued and unpaid interest, in same-day funds promptly after the Early Tender Time (the “Early Settlement Date”) to all holders who validly tender and do not validly withdraw their Notes at or prior to the Early Tender Time; and (ii) the Purchase Price, plus accrued and unpaid interest, in same-day funds promptly after the Expiration Time (the “Final Settlement Date” and, each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”) to all holders who validly tender their Notes after the Early Tender Time and at or prior to the Expiration Time. If the aggregate principal amount of Notes validly tendered and not validly withdrawn as of the Early Tender Time meets or exceeds the Maximum Tender Amount, Holders who validly tender Notes after the Early Tender Time may not have any of their Notes accepted for purchase, provided that such Notes may be accepted for purchase if the Company increases the Maximum Tender Amount, which the Company is entitled to do in its sole discretion without granting withdrawal rights. There can be no assurance that the Company will increase the Maximum Tender Amount.

In connection with the Offer, the Company expects to commence an offering of senior notes (the “New Notes Offering”). The Offer is subject to the Company’s receipt of net proceeds from the New Notes Offering sufficient to purchase all of the Notes validly tendered, as described more fully in the Offer to Purchase, and to certain customary conditions as described in the Offer to Purchase. The Offer is not conditioned upon any minimum number of Notes being tendered.

Tenders of Notes may be validly withdrawn at any time prior to the withdrawal deadline, which is 5:00 p.m., New York City time, on March 29, 2017, unless extended (such time and date, as the same may be extended, the “Withdrawal Deadline”). Tendered Notes may not be withdrawn after the Withdrawal Deadline unless the Company (i) makes a material change in the terms of the Offer that is, in the Company’s determination, adverse to the interests of tendering holders of the Notes or (ii) is otherwise required by law to permit withdrawal.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the Notes. Any Notes that remain outstanding after the termination of the Offer will continue to be the Company’s obligations. Holders of those outstanding Notes will continue to have all the rights associated with the Notes and the indenture governing the Notes.

The Company has engaged Citigroup Global Markets Inc. and J.P. Morgan Securities LLC to act as dealer managers (the “Dealer Managers”) in connection with the Offer. Questions regarding the Offer may be directed to Citigroup Global Markets Inc. at (212) 723-6106 (collect) or (800) 558-3745 (U.S. toll-free) and J.P. Morgan Securities LLC. at (212) 834-7279 (collect) or (866) 846-2874 (U.S. toll-free). Requests for documentation may be directed to D. F. King & Co., Inc., the information and tender agent for the Offer, at (212) 269-5550 (for banks and brokers), (877) 864-5060 (U.S. toll-free) or email at arcosdorados@dfking.com.

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities, and is not an offer to sell or a solicitation of an offer to buy any securities, including the notes proposed to be offered in the New Notes Offering. The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Dealer Managers or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender. The Company gives no assurance that the New Notes Offering, if commenced, can be completed on any terms.

Investor Relations Contact

Daniel Schleiniger

Vice President of Corporate Communications & Investor Relations

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2675

*****

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward- looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.